1600 Amphitheatre Parkway Mountain View, CA 94043	Main 650.253.0000 Fax 650.253.0001 www.google.com

Date: February 1, 2011

Attention: Morgan Youngwood, United States Securities and Exchange Commission

Re:	Google Inc.

Form 10-K

Fax number: (202) 772-9210

From: Mona Chu, Google Inc.

Message:

Hi Morgan,

Pursuant to our phone discussion on January 31, 2011, please find below our proposed updated income tax footnote disclosure for your review.

“Income before income taxes included income from domestic operations of $2,059 million, $3,579 million, $x,xxx million for 2008, 2009, and 2010, and income from foreign operations of $3,794 million, $4,802 million, and $x,xxx million for 2008, 2009, and 2010. Substantially all of the income from foreign operations was earned by an Irish subsidiary.”

Please feel free to call me at 650.253.4558 if you have further questions.

Sincerely yours,

/s/ Mona Chu

Mona Chu

Director of SEC Reporting and Technical Accounting